

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2019

John P. Love
President and Chief Executive Officer
United States Natural Gas Fund, LP
700 Sixth Street, N.W., Suite 700
Washington, DC 20001-3980

      Re: United States Natural Gas Fund, LP
          Registration Statement on Form S-3
          Filed March 14, 2019
          File No. 333-230255

Dear Mr. Love:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sara von Althann at 202-551-3207 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate and
                    Commodities